JP ENERGY PARTNERS LP

600 East Las Colinas Boulevard

Suite 2000

Irving, Texas 75039

September 29, 2014

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:                    H. Roger Schwall

Division of Corporate Finance

Re:                             JP Energy Partners LP
Registration Statement on Form S-1
File No. 333-195787

Ladies and Gentlemen:

On behalf of JP Energy Partners LP (the “Partnership”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated to 3:00 p.m., Washington, D.C. time, on October 1, 2014, or as soon as practicable thereafter.

The Partnership hereby acknowledges that:

•                              should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                              the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                              the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

JP Energy Partners LP

By: JP Energy GP II LLC, its general partner

By:	/s/ Patrick Welch
Patrick Welch
Executive Vice President and Chief Financial Officer

cc:                                Norman von Holtzendorff, Securities and Exchange Commission

Ryan J. Maierson, Latham & Watkins LLP

John M. Greer, Latham & Watkins LLP

William J. Cooper, Andrews Kurth LLP

Jon W. Daly, Andrews Kurth LLP